June 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attn: Irene Barberena-Meissner and Karina Dorin

RE:	Ivanhoe Electric Inc. (the “Registrant”) – Request for Acceleration Registration Statement on Form S-1, as amended File No. 333-265175

Ms. Barberena-Meissner and Ms. Dorin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-265175) (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Standard Time on Monday, June 27, 2022, or as soon thereafter as practicable.

The Registrant hereby authorizes Danielle Carbone or Tadashi Okamoto of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Danielle Carbone at (212) 549-0229 or Tadashi Okamoto at (212) 549-4643.

IVANHOE ELECTRIC INC.

By:	/s/ Catherine Barone
Name:	Catherine Barone
Title:	Interim Chief Financial Officer